

June 10, 2016

Mail Stop 4720

<u>Via E-mail</u>
Jeffery A. Hilzinger
Chief Executive Officer
Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, New Jersey 08054

Re: Marlin Business Services Corp.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 4, 2016
File No. 000-50448

Dear Mr. Hilzinger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 59

Consolidated Balance Sheet, page 63

1. In future filings, please revise your presentation of net investment in leases and loans on the face of your Consolidated Balance Sheet to separately quantify your allowance for credit losses. Refer to Article 9 of Regulation S-X.

Consolidated Statement of Operations, page 64

2. We note that through AssuranceOne, you reinsure the property insurance coverage for certain equipment financed by Marlin Leasing Corporation and Marlin Business Bank. We also note that you appear to report all reinsurance activity on a net basis within the insurance income line item on your Consolidated Statements of Operations. In future filings, please separately

present your reinsurance premiums from your losses and loss adjustment expenses as well as other reinsurance expenses on the face of your Consolidated Statements of Operations as prescribed in ASC 944-225-S99.

Note 2 – Summary of Significant Accounting Policies, page 68

Insurance Income, page 71

3. Revise your future filings to more clearly disclose your accounting policies for recognizing reinsurance income and expenses. Clearly identify the timing of income and expense recognition, and provide the disclosures required by ASC 944-40-50-1 to 50-5. As part of your response, tell us and clarify in future filings what you mean by your statement that, generally, insurance payments that are 120 days or more past due are charged against income. Clearly identify which payments you are referring to here, and disclose the amount of such payments charged against income.

4. Please address the following regarding your reinsurance activities, given that the master insurance policy names you as the beneficiary for all of the equipment insured under the policy and provides all-risk coverage for the replacement cost of the equipment:

    •   Revise your future filings to clearly disclose the extent to which you consider insurance and reinsurance proceeds when developing your allowance for credit losses and provision for credit losses and how such amounts are reflected in your rollforward of the allowance for credit losses.
    •   Tell us and clearly disclose whether your allowance for loan losses and provision for credit losses are presented gross or net of insurance and reinsurance proceeds.
    •   To the extent a lease or loan is sold, tell us the extent to which the insurance coverage conveys as part of the sale transaction.
    •   Tell us and clearly disclose in future filings how loss claims are paid out and how they are reflected on your income statement, both for amounts paid to customers and amounts credited against outstanding loan and lease receivables, providing separate quantification of each.

Item 15. Exhibits and Financial Statement Schedules, page 100

5. Please tell us what consideration you gave to filing the agreement referred to at the bottom of page 6 by which AssuranceOne reinsures 100% of the risk under the master policy and any related agreements covering the relationship with the third party insurance company as material definitive agreements as required by Item 1.01 Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at 202-551-3368 or Yolanda Trotter at 202-551-3472 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services